SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71426V108
(CUSIP Number)

Cooper C. Collins 33219 Forest West Drive Magnolia, TX 77354 (832) 934-1825
(Name, address and telephone number of person authorized to receive notices and communications)

March 4, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 71426V108	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Cooper C. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 3,616,571 (1) (see Item 5)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,616,571(1) (see Items 5 & 6)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,571 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%(2)
14	TYPE OF REPORTING PERSON IN

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Based on 37,164,476 shares of par value $0.01 per share (the “Common Stock”) of the Issuer outstanding as of November 8, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013.

CUSIP No. 71426V108	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on March 19, 2010 (the “Initial Statement”) and amended by Amendment No. 1, dated July 29, 2011 (“Amendment No.1”) and Amendment No. 2, dated October 11, 2013 (“Amendment No. 2” and, together with the Initial Statement, Amendment No.1 and Amendment No. 2, the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Initial Statement remains in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, the Reporting Person is the beneficial owner of 3,616,571 shares representing approximately 9.73% of the aggregate Common Stock outstanding, based on 37,164,476 shares of Common Stock outstanding as of November 8, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013.

(b) The responses of the Reporting Person to Rows (7) through (11) of the cover pages and Item 5 (a) of this Amendment No. 3 are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

The Reporting Person and the Issuer entered into a Lock-Up Agreement, dated March 4, 2014, pursuant to which the Reporting Person agreed not to transfer his shares of Common Stock for 180 days from the date of such agreement (the “Lock-Up Period”), except during the Lock-Up Period the Reporting Person is permitted to sell Common Stock under and on the terms and conditions of the Reporting Person’s 10b5-1 Plan as effective as of the date of the Lock-Up Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014	/s/ Cooper C. Collins
Cooper C. Collins